                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------

    (Mark One)

        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                          For the fiscal year ended March 31, 2004.

                                                         OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission File Number 1-12282


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   CORRPRO COMPANIES, INC. 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                               401(K) SAVINGS PLAN
                                TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
Report of Independent Registered Public Accounting Firm                                           3

Statements of Assets Available for Benefits, March 31, 2004 and 2003                              4

Statements of Changes in Assets Available for Benefits, years ended
     March 31, 2004 and 2003                                                                      5

Notes to Financial Statements                                                                     6-12

Supplemental Schedules:

Schedule H, line 4a - Schedule of Delinquent Participant Contributions                           13

Schedule H, line 4i - Schedule of Assets (Held at End of Year) -
     March 31, 2004                                                                              14

Consent of Independent Registered Public Accounting Firm                                         16


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Corrpro Companies, Inc., 401(k) Savings Plan

We have audited the accompanying statements of assets available for plan benefits of Corrpro Companies, Inc., 401(k) Savings Plan (Plan) as of March 31, 2004 and 2003, and the related statement of changes in assets available for plan benefits for the year ended March 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of March 31, 2004 and 2003, and the changes in those assets for the year ended March 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of March 31, 2004 and Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended March 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Cleveland, Ohio
September 24, 2004

CORRPRO COMPANIES, INC.
401(K) SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS



                                                                                                  March 31,
                                                                                          2004                     2003
                                                                                      ------------              -----------
ASSETS:
Investments, at fair value (Note 2):
  Guaranteed investments                                                               $ 4,081,835              $ 4,185,233
  Mutual funds                                                                          10,081,576                7,854,129
  Corrpro Companies, Inc. Common Stock                                                   1,042,786                  303,722
  Participant loans                                                                        395,594                  523,125
                                                                                      ------------              -----------
                                                                                        15,601,791               12,866,209
                                                                                      ------------              -----------
Receivable:
  Participants contributions receivable                                                    109,000                  122,629
  Accrued interest and other receivables                                                     3,643                    2,958
                                                                                      ------------              -----------
Total receivables                                                                          112,643                  125,587
                                                                                      ------------              -----------
ASSETS AVAILABLE FOR BENEFITS                                                         $ 15,714,434              $12,991,796
                                                                                      ============              ===========


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                                                          Year Ended March 31,
                                                                                     2004                       2003
                                                                                  -----------                -----------
Additions:
  Increases (decreases) to assets attributed to:
       Investment income (loss):
              Net appreciation (depreciation)
                in fair value of investment                                       $ 2,978,859                $(2,666,822)
              Interest                                                                105,101                    183,499
              Other                                                                    14,555                    (83,544)
                                                                                  -----------                -----------
       Total investment income (loss)                                               3,098,515                 (2,566,867)
                                                                                  -----------                -----------
       Contributions
              Participants                                                          1,400,416                  1,614,446
              Rollovers                                                                13,391                     11,283
                                                                                  -----------                -----------
                                                                                    1,413,807                  1,625,729
                                                                                  -----------                -----------
              Total increases (decreases)                                           4,512,322                   (941,138)
                                                                                  -----------                -----------
Deductions:
  Deductions from assets attributed to:
       Benefits paid to participants                                                1,732,447                  1,852,918
       Administrative expenses                                                         57,237                     43,104
                                                                                  -----------                -----------
              Total deductions                                                      1,789,684                  1,896,022
                                                                                  -----------                -----------
              Net increase (decrease)                                               2,722,638                 (2,837,160)
Assets available for benefits:
  Beginning of year                                                                12,991,796                 15,828,956
                                                                                  -----------                -----------
  End of year                                                                     $15,714,434                $12,991,796
                                                                                  ===========                ===========


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
-----------------------
401(K) SAVINGS PLAN
-------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
----------------------------------------

General
-------

The Corrpro Companies, Inc. 401(k) Savings Plan (the "Plan") was organized and adopted on April 1, 1984 and reinstated on April 1, 2002 by Corrpro Companies, Inc. (the "Company" or "Sponsor") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee (the "Trustee" or "Prudential") maintains all records of investment transactions and determines the valuation of the investment portfolio.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions and Eligibility
-----------------------------

The Plan is a defined contribution plan and contains a 401(k) provision which permits employees to contribute elective deferrals of up to 75% of their eligible compensation, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). Employees may make elective deferral contributions on the first day of the month following the completion of 90 days of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of 90 days of service. For the plan year 2004 and 2003, the Company amended the Plan and had suspended the Company match on the 401(k) elective deferrals by participants.

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account. Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

Forfeitures
-----------

Forfeitures of the non-vested portion of any Company's matching contributions are used to reduce future Company matching contributions or offset sponsor paid administrative expenses. The total amount of forfeitures that were used to offset Sponsor paid administrative expenses was $22,226 and $10,533 for the years ended March 31, 2004 and 2003, respectively. The forfeitures balance was $15,933 and $37,601 at March 31, 2004 and 2003, respectively.

Vesting
-------

Participants are immediately vested in their elective deferral contributions and rollover contributions plus actual earnings thereon.

Participant Direction of Investments
------------------------------------

The Plan provides that each participant or beneficiary may direct the investment of their account balance among the following funds:

Guaranteed Short-Term Securities Fund

         The Guaranteed Short-Term Securities Fund offers safety of principal and a guaranteed interest rate, through a portfolio of high quality money market instruments. Principal and interest are fully guaranteed against loss. The Fund seeks to maximize current income while maintaining a high degree of liquidity and safety of principal. The primary advantage of this Fund is its attractive, short-term interest rate that is current with the general changes in short-term market interest rates.

Guaranteed Income Fund

         The Guaranteed Income Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Lifetime 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Fidelity Growth & Income Fund

         The Fidelity Growth & Income Fund is invested in a diversified portfolio of equity and fixed-income securities.

Vanguard Wellington Fund

         The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Fidelity Magellan Fund

         The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

American Century Ultra Fund

         The American Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Credit Suisse Emerging Growth Fund

         The Credit Suisse Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Credit Suisse International Equity Fund

         The Credit Suisse International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Corrpro Companies, Inc. Common Stock

         The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

Participant Accounts
--------------------

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

Plan Withdrawals and Distributions
----------------------------------

Upon termination of service due to death, disability or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his or her account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his or her vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

Termination Provisions
----------------------

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
-----------

Prudential maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of net assets available for benefits and (2) unrealized appreciation and depreciation as presented in the statements of changes in net assets available for benefits has been certified by the Plan's trustee as being complete and accurate.

The Plan's investments in mutual funds and Corrpro Stock are stated at fair value and participant loans are valued at their outstanding balances, which approximate fair value. The Plan had a guaranteed principal and interest contract, Guaranteed Income Fund, with Prudential. This contract is included in the financial statements at contract value because it is fully benefit-responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2.65% for 2004 and 2003.

Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the statements of changes in net assets available for benefits.

Plan Expenses
-------------

Fees for legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying financial statements.

NOTE 3 - INVESTMENTS:
---------------------

The following represents investments that comprise five percent or more of the Plan's assets:

                                                              MARCH  31,
                                                       -------------------------
                                                          2004          2003
                                                       -----------   -----------
CIGNA Guaranteed Income Fund                           $      --     $ 4,185,233
Guaranteed Short-term Securities Fund                    4,081,835          --
Fidelity Growth and Income Fund                          1,623,394     1,390,062
Vanguard Wellington Fund                                 1,313,790     1,298,585
Fidelity Magellan Fund                                   2,009,566     1,655,271
American Century Ultra Fund                              1,851,842     1,333,833
Corrpro Companies, Inc. Common Stock                     1,042,786          --
Credit Suisse Emerging Growth Fund                         705,356          --
Other (including participant loans of $395,594 and
  $523,125 in 2004 and 2003, respectively)               2,973,222     3,003,225
                                                       -----------   -----------
                                                       $15,601,791   $12,866,209
                                                       ===========   ===========

NOTE 4 - TAX STATUS:
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 2004, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - LOANS TO PARTICIPANTS:
------------------------------

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the borrower. Interest rates ranged from 6.00% to 9.50% for the Plan years ended March 31, 2004 and 2003. Loan terms are predominately from one to five years for a general purpose loan.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
------------------------------------------------------------

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500 as of March 31, 2004 and 2003:

                                                       2004            2003
                                                   ------------    ------------
Assets available for plan benefits per financial
  statements                                       $ 15,714,434    $ 12,991,796

Less total receivables                                 (112,643)       (125,587)
                                                   ------------    ------------

Assets available for plan benefits per Form 5500   $ 15,601,791    $ 12,866,209
                                                   ============    ============

The following is a reconciliation of net increase (decrease) in assets available for benefits per the financial statements to the Form 5500 as of March 31, 2004 and 2003:

                                                          2004           2003
                                                       -----------    -----------
Increase (decrease) in assets available for benefits
      per financial statements                         $ 2,722,638    ($2,837,160)

Add accrued receivables beginning of year                  125,587        294,792

Less accrued receivables end of year                      (112,643)      (125,587)
                                                       -----------    -----------

Increase (decrease) in assets available for benefits
     per Form 5500                                     $ 2,735,582    ($2,667,955)
                                                       ===========    ===========

NOTE 7 - SUBSEQUENT EVENT I:
---------------------------

     In May 2004, the Company converted from Prudential to T. Rowe Price as the Plan's trustee.

NOTE 8 - SUBSEQUENT EVENT II:
----------------------------

     Effective May 1, 2004, the Company reinstated the company match to the Plan, for those who have met the eligibility requirements of the Plan. The matching component of the Plan is 25% on up to the first 6% of an employee's deferred contribution. The matching component will become vested according to the years of service schedule below:

                   A.  0 - 1 year of service is 0% vested
                   B.  1 - 2 years of service is 20% vested
                   C.  2 - 3 years of service is 40% vested
                   D.  Over 3 years of service is 100% vested


NOTE 9 - TIMELINESS OF CONTRIBUTIONS:
------------------------------------

     It was noted that during the plan year ended March 31, 2004 that there were delays by the Company in submitting employee contributions and loan repayments in the aggregate amount of $129,360 to the trustee. Also, it was noted that during the plan year ended March 31, 2003 that there were delays by the Company in submitting employee contributions and loan repayments in the aggregate amount of $183,536 to the trustee. The Company intends to reimburse the Plan for lost interest and investment income in the amount of $1,503 for the Plan years 2004 and 2003.

                             Corrpro Companies, Inc.
                               401(k) Savings Plan
     Schedule H, line 4a - Schedule of Delinquent Participant Contributions
                       For the Year Ended March 31, 2004
                                 EIN: 34-1422570

                                            TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTIONS
                             -----------------------------------------------------------------------------    TOTAL FULLY CORRECTED
PARTICIPANT CONTRIBUTIONS    CONTRIBUTIONS NOT     CONTRIBUTIONS CORRECTED      CONTRIBUTIONS PENDING          UNDER VFCP AND PTE
TRANSFERRED LATE TO PLAN         CORRECTED               OUTSIDE VFCP             CORRECTION IN VFCP                 2002-51
-------------------------    -----------------     -----------------------      ---------------------          ------------------

       $129,360                     --                       --                         $129,360                        --


See accompanying report of independent registered public accounting firm.

                             Corrpro Companies, Inc.
                               401(K) SAVINGS PLAN

                            Plan #001 EIN 34-1422570
        Schedule H, line 4i - Schedule of Assets (Held at End of Year) -

                                 March 31, 2004
                                 --------------

                                                                                        (c)                                  (e)
                                  (b)                         Description of investment including maturity date,     (d)   Current
(a)  Identity of issue, borrower, lessor, or similar party   rate of interest, collateral, par or maturity value    Cost    Value
---  -----------------------------------------------------   ---------------------------------------------------    ----    -----
 *   Guaranteed Short-term Securities Fund                                      Money Markets                        ***  4,081,835
 *   CIGNA Lifetime20 Fund                                                       Mutual Fund                         ***    362,389
 *   CIGNA Lifetime30 Fund                                                       Mutual Fund                         ***    396,633
 *   CIGNA Lifetime40 Fund                                                       Mutual Fund                         ***    623,184
 *   CIGNA Lifetime50 Fund                                                       Mutual Fund                         ***    447,762
 *   CIGNA Lifetime60 Fund                                                       Mutual Fund                         ***    226,315
     Fidelity Growth and Income Fund                                             Mutual Fund                         ***  1,623,394
     Vanguard Wellington Fund                                                    Mutual Fund                         ***  1,313,790
     Fidelity Magellan Fund                                                      Mutual Fund                         ***  2,009,566
     American Century Ultra Fund                                                 Mutual Fund                         ***  1,851,842
     Credit Suisse Emerging Growth Fund                                          Mutual Fund                         ***    705,356
     Credit Suisse International Equity Fund                                     Mutual Fund                         ***    521,345
 *   Corrpro Companies, Inc. Common Stock                                        Common Stock                        ***  1,042,786
 *   Participant Loans                                      Participant loans with various rates of interest
                                                            from  6.00%  to 9.50%  and various maturity dates         **    395,594
                                                                                                                         -----------
                                                                                                                         15,601,791

*     Party in Interest
** Cost of Participants loans are $85 per loan as indicated in the instructions
*** Historical cost information is no longer required on Schedule H, line 4i - Schedule of Assets (Held at End of Year) for participant-directed investments



    See accompanying report of independent registered public accounting firm.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                 CORRPRO COMPANIES, INC.
                                                   401(K) SAVINGS PLAN

                                       By:     Corrpro Companies, Inc., as
                                                   Plan Administrator


Date:   September 27, 2004             By:       /s/ Robert M. Mayer
        -------------------                ------------------------------------
                                                     Robert M. Mayer

                                              Senior Vice President and
                                                Chief Financial Officer

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

To the Board of Directors
Corrpro Companies, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-58376) on Form S-8 of Corrpro Companies, Inc. of our report dated September 24, 2004, relating to the financial statements and schedules of the Corrpro Companies, Inc. 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended March 31, 2004.


/s/ KPMG LLP

Cleveland, Ohio
September 24, 2004